Exhibit 99.1

DouYu International Holdings Limited Reports First Quarter

2025 Unaudited Financial Results

WUHAN, China, May 20, 2025 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the first quarter ended March 31, 2025.

First Quarter 2025 Financial Highlights

•	Total net revenues in the first quarter of 2025 were RMB947.1 million (US$130.5 million), compared with RMB1,039.7 million in the same period of 2024.

•	Gross profit in the first quarter of 2025 was RMB113.5 million (US$15.6 million), increased by 4.1% from RMB109.0 million in the same period of 2024.

•	Loss from operations in the first quarter of 2025 was RMB26.1 million (US$3.6 million), reduced by 84.3% from RMB166.9 million in the same period of 2024.

•	Net loss in the first quarter of 2025 was RMB79.6 million (US$11.0 million), reduced by 9.5% from RMB88.0 million in the same period of 2024.

•	Adjusted net loss (non-GAAP)[1] in the first quarter of 2025 was RMB20.9 million (US$2.9 million), reduced by 75.6% from RMB85.7 million in the same period of 2024.

Ms. Simin Ren, Co-Chief Executive Officer of DouYu, commented, “In the first quarter of 2025, we focused on advancing our strategic revenue diversification and cost-efficiency initiatives. The effective execution of these strategies improved our gross margin and significantly narrowed our loss from operations year-over year. We ramped up our commercialization collaborations with game developers and refined the operation and promotion of our voice-based business, driving continued growth momentum in our innovative business. We also initiated staged optimization of our traditional business’s cost structure, dynamically adjusting our streamers' resources to better align content supply with the platform's evolving needs. While these adjustments may lead to fluctuations in our platform traffic and revenues period-to-period, we believe they are necessary steps to improving operational efficiency and supporting the Company’s healthy, sustainable long-term development and growth.”

Mr. Hao Cao, Vice President of DouYu, commented, “In the first quarter, our game-specific membership service and voice-based social networking business delivered a strong performance, driving revenues from our innovative business, advertising and others up 60.2% year-over-year to RMB382.6 million. The momentum also boosted the contribution from these businesses to 40.4% of total revenues, up from 23.0% in the same period last year. Our cost structure and operational efficiency initiatives also began yielding measurable results, with gross margin reaching 12.0% in the first quarter, up 5.9 and 1.5 percentage points sequentially and year-over-year, respectively. Moreover, we reduced our net loss and adjusted net loss to RMB79.6 million and RMB20.9 million, respectively. Moving forward, by continuing to execute our strategy of “cost reduction, efficiency improvement and loss narrowing,” we will enhance the Company’s financial resilience, advance balanced business growth and create long-term value for our shareholders.”

1 “Adjusted net loss (non-GAAP)” is defined as net loss excluding share of loss (income) in equity method investments, impairment losses and fair value adjustments on investments, and impairment losses of goodwill and intangible assets. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

First Quarter 2025 Operational Highlights

•	In the first quarter, average mobile MAUs[2] were 41.4 million, down 8.7% year-over-year, which aligns with our content cost optimization strategy. This decline was largely due to fewer official tournament broadcasts and a reduction in related derivative content offerings on the platform.

•	In the first quarter, the number of quarterly average paying users[3] for livestreaming-related business was 2.9 million, with a quarterly ARPPU of RMB216. The decline in paying users mainly stemmed from adjustments in our operational strategies, the scaling back of our platform’s low-ROI operational activities, and sustained weakness in consumer spending amid a soft macroeconomic landscape.

•	In the first quarter, revenues from our voice-based social networking business reached RMB290.1 million. During the Chinese New Year holiday, we launched a series of targeted marketing campaigns, supported by highly efficient traffic distribution strategies that effectively boosted user engagement and payment conversion rates. Our average MAUs for voice-based social networking business for the first quarter were 498,400, with monthly average paying users[4] of 82,900.

First Quarter 2025 Financial Results

Total net revenues in the first quarter of 2025 decreased by 8.9% to RMB947.1 million (US$130.5 million), compared with RMB1,039.7 million in the same period of 2024.

Livestreaming revenues in the first quarter of 2025 decreased by 29.5% to RMB564.5 million (US$77.8 million) from RMB800.9 million in the same period of 2024. The decrease was primarily due to decreases in both the number of total paying users and average revenue per paying user, as a result of fewer low-ROI operating activities held in the quarter and continued macroeconomic softness.

Innovative business, advertising and other revenues (formerly known as advertising and other revenues) in the first quarter of 2025 increased by 60.2% to RMB382.6 million (US$52.7 million) from RMB238.8 million in the same period of 2024. The increase was primarily driven by higher revenues from our voice-based social networking service and game membership service.

Cost of revenues in the first quarter of 2025 decreased by 10.4% to RMB833.5 million (US$114.9 million) from RMB930.7 million in the same period of 2024.

Revenue-sharing fees and content costs in the first quarter of 2025 decreased by 11.1% to RMB705.6 million (US$97.2 million) from RMB793.9 million in the same period of 2024. For comparison purposes, we reclassified certain costs related to our innovative business from other costs to revenue-sharing fees for the first quarter of 2024. The decrease was primarily driven by a significant reduction in content costs as part of our cost structure optimization efforts, as well as a decrease in revenue-sharing fees due to lower livestreaming revenues. The decrease was partially offset by increased revenue-sharing fees related to revenue growth in our voice-based social networking service.

2 “MAUs” refers to the number of active mobile users (exclusive of innovative business unless the context otherwise indicates) in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

4 “Monthly average paying users” refers to the monthly average number of paying users during a given period of time calculated by dividing (i) the sum of paying users in each month of such period, by (ii) the number of months in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

Bandwidth costs in the first quarter of 2025 decreased by 31.6% to RMB56.4 million (US$7.8 million) from RMB82.5 million in the same period of 2024. The decline was primarily due to our bandwidth allocation advancement and a year-over-year decrease in peak bandwidth usage.

Gross profit in the first quarter of 2025 increased by 4.1% to RMB113.5 million (US$15.6 million) from RMB109.0 million in the same period of 2024. The increase in gross profit was primarily driven by decreases in our content costs and bandwidth costs. Gross margin in the first quarter of 2025 was 12.0%, compared with 10.5% in the same period of 2024.

Sales and marketing expenses in the first quarter of 2025 decreased by 3.5% to RMB72.9 million (US$10.1 million) from RMB75.6 million in the same period of 2024. The decrease was mainly attributable to a decrease in staff-related expenses.

Research and development expenses in the first quarter of 2025 decreased by 39.5% to RMB32.7 million (US$4.5 million) from RMB54.2 million in the same period of 2024. The decrease was mainly attributable to a decrease in staff-related expenses.

General and administrative expenses in the first quarter of 2025 decreased by 16.4% to RMB35.8 million (US$4.9 million) from RMB42.8 million in the same period of 2024. The decrease was mainly attributable to a decrease in professional fees.

Loss from operations in the first quarter of 2025 reduced by 84.3% to RMB26.1 million (US$3.6 million) from RMB166.9 million in the same period of 2024.

Net loss in the first quarter of 2025 decreased by 9.5% to RMB79.6 million (US$11.0 million) from RMB88.0 million in the same period of 2024.

Adjusted net loss (non-GAAP), which excludes net loss excluding share of loss (income) in equity method investments and impairment losses and fair value adjustments on investments, decreased by 75.6% to RMB20.9 million (US$2.9 million) in the first quarter of 2025 from RMB85.7 million in the same period of 2024.

Basic and diluted net loss per ADS5 in the first quarter of 2025 were both RMB2.64 (US$0.4). Adjusted basic and diluted net loss per ADS (non-GAAP) in the first quarter of 2025 were both RMB0.7 (US$0.1).

Cash and cash equivalents, restricted cash and bank deposits

As of March 31, 2025, the Company had cash and cash equivalents, restricted cash, restricted cash in other non-current assets, and short-term and long-term bank deposits of RMB2,308.8 million (US$318.2 million), compared with RMB4,467.8 million as of December 31, 2024. The decrease was primarily due to a special cash dividend distribution of US$300 million in February 2025.

5 Every one ADS represents one ordinary share for the relevant period and calendar year.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic content, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through the integration of livestreaming, video, graphics, and virtual communities with a primary focus on games. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com.

Use of Non-GAAP Financial Measures

Adjusted loss from operations is calculated as loss from operations adjusted for Impairment of goodwill and intangible assets. Adjusted net loss is calculated as net loss adjusted for share of loss (income) in equity method investments, impairment losses and fair value adjustments on investments and impairment losses of goodwill and intangible assets. Adjusted net loss attributable to DouYu is calculated as net loss attributable to DouYu adjusted for share of loss (income) in equity method investments, impairment losses and fair value adjustments on investments, and impairment loss of goodwill and intangible assets. Adjusted basic and diluted net loss per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net loss per ordinary share. The Company adjusted the impact of (i) share of loss (income) in equity method investments, (ii) impairment losses and fair value adjustments on investments, and (iii) impairment losses of goodwill and intangible assets to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized, or settled in U.S. dollars, at that rate on March 31, 2025, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies and plans; general market conditions, in particular, the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

Chenyang Yan DouYu International Holdings Limited Email: ir@douyu.tv Tel: +86 (10) 6508-0677	Andrea Guo Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +86 (10) 6508-0677

In the United States:

Brandi Piacente Piacente Financial Communications Email: douyu@tpg-ir.com Tel: +1-212-481-2050

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of March 31
	2024	2025	2025
	RMB	RMB	US$(1)
ASSETS
Current assets:
Cash and cash equivalents	1,017,148	1,852,492	255,280
Restricted cash	83	74	10
Short-term bank deposits	3,070,374	80,000	11,024
Accounts receivable, net	49,057	53,170	7,327
Prepayments	26,885	24,309	3,350
Amounts due from related parties	74,175	57,616	7,940
Other current assets, net	231,354	235,406	32,440
Total current assets	4,469,076	2,303,067	317,371

Property and equipment, net	7,093	6,550	903
Intangible assets, net	60,917	52,539	7,240
Long-term bank deposits	360,000	340,000	46,853
Investments	456,815	397,744	54,811
Right-of-use assets, net	15,816	12,530	1,727
Other non-current assets	76,616	89,652	12,354
Total non-current assets	977,257	899,015	123,888
TOTAL ASSETS	5,446,333	3,202,082	441,259

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	498,667	490,049	67,531
Advances from customers	4,444	2,575	355
Deferred revenue	252,346	249,336	34,359
Accrued expenses and other current liabilities	242,517	197,359	27,197
Amounts due to related parties	222,589	278,607	38,393
Lease liabilities due within one year	11,458	10,163	1,400
Total current liabilities	1,232,021	1,228,089	169,235

Lease liabilities	4,223	2,342	323
Total non-current liabilities	4,223	2,342	323
TOTAL LIABILITIES	1,236,244	1,230,431	169,558

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of March 31
	2024	2025	2025
	RMB	RMB	US$(1)
SHAREHOLDERS' EQUITY
Ordinary shares	20	20	3
Additional paid-in capital	7,514,498	5,363,717	739,140
Accumulated deficit	(3,791,817)	(3,871,429)	(533,497)
Accumulated other comprehensive income	487,388	479,343	66,055
Total DouYu Shareholders’ Equity	4,210,089	1,971,651	271,701
Total Shareholders’ Equity	4,210,089	1,971,651	271,701
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	5,446,333	3,202,082	441,259

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	US$(1)
Net revenues	1,039,684	1,136,000	947,051	130,507
Cost of revenues	(930,678)	(1,066,209)	(833,543)	(114,865)
Gross profit	109,006	69,791	113,508	15,642
Operating expense
Sales and marketing expenses	(75,570)	(79,348)	(72,929)	(10,050)
General and administrative expenses	(42,797)	(71,674)	(35,787)	(4,932)
Research and development expenses	(54,150)	(34,150)	(32,749)	(4,513)
Other operating (loss) income, net	(103,428)	(77,520)	1,815	250
Total operating expenses	(275,945)	(262,692)	(139,650)	(19,245)
Loss from operations	(166,939)	(192,901)	(26,142)	(3,603)
Other expenses, net	-	(21,401)	(58,554)	(8,069)
Interest income	81,094	45,147	10,141	1,397
Foreign exchange income	153	546	258	36
Loss before income taxes and share of (loss) income in equity method investments	(85,692)	(168,609)	(74,297)	(10,239)
Income tax expenses	-	(6,464)	(5,134)	(707)
Share of (loss) income in equity method investments	(2,261)	1,981	(181)	(25)
Net loss	(87,953)	(173,092)	(79,612)	(10,971)
Net loss attributable to ordinary shareholders of the Company	(87,953)	(173,092)	(79,612)	(10,971)
Net loss per ordinary share
Basic	(2.77)	(5.74)	(2.64)	(0.36)
Diluted	(2.77)	(5.74)	(2.64)	(0.36)
Net loss per ADS(2)
Basic	(2.77)	(5.74)	(2.64)	(0.36)
Diluted	(2.77)	(5.74)	(2.64)	(0.36)

Weighted average number of ordinary shares used in calculating net loss per ordinary share
Basic	31,807,180	30,178,859	30,178,859	30,178,859
Diluted	31,807,180	30,178,859	30,178,859	30,178,859

Weighted average number of ADS used in calculating net loss per ADS(2)
Basic	31,807,180	30,178,859	30,178,859	30,178,859
Diluted	31,807,180	30,178,859	30,178,859	30,178,859

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025, in the H.10 statistical release of the Federal Reserve Board.

(2) Every one ADS represents one ordinary share.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2024	2024	2025	2025
	RMB	RMB	RMB	US$(1)
Loss from operations	(166,939)	(192,901)	(26,142)	(3,603)
Add:
Impairment losses of goodwill and intangible assets	-	75,473	-	-
Adjusted Operating Loss (non-GAAP)	(166,939)	(117,428)	(26,142)	(3,603)

Net loss	(87,953)	(173,092)	(79,612)	(10,971)
Add/(Reversal of):
Share of loss (income) in equity method investments	2,261	(1,981)	181	25
Impairment losses and fair value adjustments on investments(2)	-	21,401	58,554	8,069
Impairment losses of goodwill and intangible assets	-	75,473	-	-
Adjusted net loss (non-GAAP)	(85,692)	(78,199)	(20,877)	(2,877)

Net loss attributable to DouYu	(87,953)	(173,092)	(79,612)	(10,971)
Add:
Share of loss (income) in equity method investments	2,261	(1,981)	181	25
Impairment losses and fair value adjustments on investments	-	21,401	58,554	8,069
Impairment losses of goodwill and intangible assets	-	75,473	-	-
Adjusted net loss attributable to DouYu	(85,692)	(78,199)	(20,877)	(2,877)

Adjusted net loss per ordinary share (non-GAAP)
Basic	(2.69)	(2.59)	(0.69)	(0.10)
Diluted	(2.69)	(2.59)	(0.69)	(0.10)

Adjusted net loss per ADS(3) (non-GAAP)
Basic	(2.69)	(2.59)	(0.69)	(0.10)
Diluted	(2.69)	(2.59)	(0.69)	(0.10)

Weighted average number of ordinary shares used in calculating adjusted net loss per ordinary share
Basic	31,807,180	30,178,859	30,178,859	30,178,859
Diluted	31,807,180	30,178,859	30,178,859	30,178,859

Weighted average number of ordinary shares used in calculating adjusted net loss per ADS(3)
Basic	31,807,180	30,178,859	30,178,859	30,178,859
Diluted	31,807,180	30,178,859	30,178,859	30,178,859

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025, in the H.10 statistical release of the Federal Reserve Board.

(2) Impairment losses and fair value adjustments on investments were included in the line item "Other expenses, net" of condensed consolidated statements of income (loss).

(3) Every one ADS represents one ordinary share.